Exhibit 99.1

Rogers Agrees to Purchase 1,300,000 Class B Non-Voting Shares for Cancellation in Private Purchase

TORONTO, Nov. 17 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has agreed to purchase for cancellation 1,300,000 of its outstanding Class B Non-Voting shares ("Class B shares"), or approximately 0.29% of the Class B shares outstanding at October 31, 2010, pursuant to a private agreement between Rogers and an arm's-length third party seller (the "Private Purchase") for an aggregate purchase price of $44,515,380, which is at a discount to the current market price of the Class B shares. The Private Purchase was made under an issuer bid exemption order issued by the Ontario Securities Commission. The Class B shares purchased under the Private Purchase will be included in calculating the number of Class B shares that Rogers may purchase through its outstanding normal course issuer bid.

In the twelve months preceding this purchase, Rogers has repurchased an aggregate 43,811,006 Class B shares, of which an aggregate 10,230,000 Class B shares were repurchased pursuant to issuer bid exemption orders issued by the Ontario Securities Commission and an aggregate 33,581,006 Class B shares were repurchased pursuant to normal course issuer bids. Of the 43,811,006 Class B shares purchased in the twelve months preceding this purchase, 31,480,906 were repurchased in 2010 and 12,330,100 were repurchased in 2009.

About the Company

Rogers is a diversified public Canadian communications and media company. We are Canada's largest provider of wireless voice and data communications services and one of Canada's leading providers of cable television, high-speed Internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

%CIK: 0000733099

For further information: Lorraine Daly, (416) 935-3575, lorraine.daly@rci.rogers.com

CO: Rogers Communications Inc.

CNW 09:28e 18-NOV-10